Filed Pursuant to Rule 433

Registration Nos. 333-183052,

333-183052-01, and 333-183052-02

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

May 4, 2015

Issuer: NextEra Energy Capital Holdings, Inc.

Designation:	Series E Debentures due June 1, 2017

Registration Format:	SEC Registered

Principal Amount:	$600,000,000

Date of Maturity:	June 1, 2017

Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1, beginning June 1, 2015

Coupon Rate:	1.586%

Price to Public:	100.365% of the principal amount thereof

Benchmark Treasury:	0.500% due April 30, 2017

Benchmark Treasury Yield:	0.607%

Spread to Benchmark

Treasury Yield:	80 basis points

Reoffer Yield:	1.407%

Trade Date:	May 4, 2015

Settlement Date:	May 7, 2015

CUSIP / ISIN Number:	65339K AB6/US65339KAB61

Expected Credit Ratings:*
Moody’s Investors Service Inc.	“Baa1” (stable)
Standard & Poor’s Ratings Services	“BBB+” (stable)
Fitch Ratings	“A-” (stable)

Remarketing Agent:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Remarketing Agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.